UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                   Under the Securities Exchange Act of 1934


                           For the month of April 2003


                                 De Rigo S.p.A.
                  (Translation of registrant's name in English)

                                Republic of Italy
                 (Jurisdiction of incorporation or organization)

                           Zona Industriale Villanova
                              32013 Longarone (BL)
                                      Italy
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X    Form 40-F
                                       ---            ---

                       (Indicate by check mark whether the
                          registrant by furnishing the
                      information contained in this form is
                           also thereby furnishing the
                               information to the
                           Commission pursuant to Rule
                               12g3-2(b) under the
                           Securities Exchange Act of
                                     1934.)

                                  Yes        No X
                                     ---       ---

For further information, please contact:                         15th April 2003
Maurizio Dessolis                                          FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel. 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER


                                     DE RIGO
                      ANNOUNCES EARNINGS FOR FULL YEAR 2002


De Rigo, one of the world's leading manufacturers and distributors of premium eyewear, today announced that its net income for 2002 amounted to EUR 10.6 m(1).

Strong earnings growth at General Optica ("GO"), the Group's Spanish optical chain, was more than offset by a decrease in profitability at Dollond & Aitchison ("D&A"), at the Wholesale & Manufacturing business segment and at EID, the joint-venture with the Prada Group for the marketing and distribution of Prada-branded eyewear. As a result, the net income of EUR 10.6 m represented a decrease of 50.0% as compared to the EUR 21.2 m recorded in 2001.

Highlights of the Group's 2002 unaudited consolidated results include:

o    Net sales increased by 1.4% to EUR 512.5 m from EUR 505.3 m  last year.
o EBITDA(2) amounted to EUR 44.3 m, a decrease of 24.8% from the EUR 58.9 m recorded in 2001, and represented 8.6% of net sales, as compared with 11.7% last year.
o Income from Operations amounted to EUR 16.7 m, a decrease of 46.3% from the EUR 31.1 m recorded in 2001, and represented 3.3% of net sales, as compared with 6.2% last year.
o Net Income amounted to EUR 10.6 m, a decrease of 50.0% from the EUR 21.2 m recorded in 2001, and represented 2.1% of net sales, as compared with 4.2% last year.

The results posted by the Group in 2002 reflected the contribution of each of the Company's three business segments: Wholesale & Manufacturing, Retail and EID.

--------

1 The Group reports its results in Euro. On April 14th, 2003, the official Euro/U.S. Dollar exchange rate, as reported by the European Central Bank, was EUR 1 =USD 1.0737. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy ("Italian GAAP"). 2 The Group believes that the EBITDA data included in this release, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with Italian GAAP, enhance an understanding of the Group's results of operations. Group management assesses segment performance also on an EBITDA basis, as segment management does not have control over the amortization lives of goodwill and other intangibles or the related depreciation amounts. The EBITDA data should not, however, be considered in isolation as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. A detailed reconciliation between the non-Italian GAAP measures used in this release and the most directly comparable Italian GAAP measures is provided in the table accompanying this release.

The following table summarizes the principal unaudited results of each of the Group's business segments for the periods indicated in millions of EUR:

-------------------------------------------------------------------------------
Group's
Business Segments      SALES            EBITDA(3)        INCOME FROM OPERATIONS
-------------------------------------------------------------------------------
                     2001       2002      2001      2002        2001      2002
Wholesale &
Manufacturing       133.2      141.1      16.0      11.5        11.8       7.2
Retail              358.4      359.6      40.9      32.2        18.9      10.4
EID                  32.1       31.3       2.0       0.6         0.4      -0.9
Intercompany
Eliminations        -18.4      -19.5         -         -           -         -

-------------------------------------------------------------------------------
Total               505.3      512.5      58.9      44.3        31.1      16.7
-------------------------------------------------------------------------------
% Change                       +1.4%              -24.8%                -46.3%


Wholesale & Manufacturing

Net sales of the Wholesale & Manufacturing segment increased by 5.9% to EUR
141.1 m, as compared with EUR 133.2 m in 2001. The increase in net sales reflected strong sales results in a number of markets, including Japan, the UK, France and Korea, as well as De Rigo's continuing success in the premium-priced segment of the market.

Gross profit at the Wholesale & Manufacturing segment grew at a lower rate than sales, as gross margins declined as a result of concessionary sales terms applied in the difficult market for premium priced products experienced last year and higher manufacturing costs arising from a re-balancing of the sales mix, particularly as a result of lower sales at D&A.

As a result, EBITDA decreased by 28.1% to EUR 11.5 m from the EUR 16.0 m recorded in 2001 and represented 8.2% of net sales, as compared with 12.0% last year. Income from Operations decreased by 39.0% to EUR 7.2 m from EUR 11.8 m in 2001, and represented 5.1% of net sales, as compared to 8.9% last year.

Retail

Net sales of the retail segment increased by 0.3% to EUR 359.6 m, as compared with EUR 358.4 m in 2001. The growth in the segment's net sales was primarily attributable to a 11.6% increase in net sales at GO.

The growth in GO's sales was driven by an 8.5% increase in same-store sales per working day, an increase in sales of sunglasses and the contribution of new stores opened within the last year. GO's operating results grew at a faster rate than its sales, reflecting improved margins, particularly at the stores opened in recent years, as well as a reduced rate of increase in operating expenses at its established stores. As a result, EBITDA increased by 14.6% to EUR 21.2 m, representing 17.2% of net sales, having represented 16.7% last year.

D&A's operating profitability declined more than its 4.6% drop in sales, as its commercial response to difficult UK market conditions was reflected in a decline in gross margin. As a result, EBITDA amounted to EUR 11.0 m, as compared with EUR 22.4 m last year. D&A's results for 2002 also reflect the negative impact of certain disruptions and delays related to changes in the supply chain for lenses being implemented by Essilor's subsidiary BBGR. BBGR purchased D&A's assembly factories in 2001, and these changes in the supply chain are designed to ensure that D&A receives the highest quality lenses. The level of service at the lens plants sold to BBGR in 2003 has improved significantly.

-----------

3 The Group calculates EBITDA as being equal to Income from Operations plus depreciation and amortization as detailed in the tables accompanying this release.

As a consequence of the GO and D&A results, EBITDA for the retail segment as a whole decreased by 21.3% to EUR 32.2 m from EUR 40.9 m in 2001 and represented 9.0% of net sales, as compared with 11.4% last year. Income from Operations for the segment as a whole decreased by 45.0% to EUR 10.4 m from EUR 18.9 m in 2001 and represented 2.9% of net sales, as compared with 5.3% last year.

EID

Net sales at EID declined by 2.5% to EUR 31.3 m from EUR 32.1 m in 2001. A 37.3% increase in sales volumes reflected the effect of EID's new distribution organization, which is primarily focused on sales agents in Europe and independent distributors outside of Europe. However, the implementation of this new structure resulted in a significant decline in the unit's average prices, as the percentage of sales made through independent distributors increased. The new distribution organization was primarily responsible for a 11.7% reduction in operating expenses, although the segment's gross margin declined, primarily as a consequence of certain expenses related to the closure of the former distribution subsidiaries in Far East and United States.

As a result of these factors, EBITDA decreased by 70.0% to EUR 0.6 m, as compared with EUR 2.0 m in 2001. At the operating level, EID posted a loss of EUR 0.9 m, as compared with Income from Operations of EUR 0.4 m in 2001.

Additional Information

o Income taxes amounted to EUR 0.0 m, as compared with EUR 6.7 m in 2001. The Group's income was taxed at an effective rate of 0.0% in 2002, as compared with an effective tax rate of 24.1% last year. The decrease in the effective tax rate was primarily due to tax relief granted to the Group in connection with the expiration of certain Italian tax incentives.

o Basic earnings per share were EUR 0.24, a decrease of 50.0% as compared with EUR 0.48 in 2001. Diluted earnings per share were EUR 0.23, a decrease of 51.1% as compared with EUR 0.47 in 2001.

o At 31st December 2002, the net financial position(4) of the De Rigo Group was a debt of EUR 63.2 m, as compared to a debt of EUR 64.5 m at the end of 2001, after having paid dividends of approximately EUR 5.8 m during 2002.

                                    * * * * *

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the Prada Group for the manufacture and distribution of Prada eyewear and of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear. De Rigo also manufactures and distributes the licensed brands Etro, Fila, Furla, La Perla and Onyx and its own brands Police, Sting and Lozza.

-----------

4 A reconcilation between net financial position and the most directly comparable Italian GAAP measure is provided in the accompanying tables.

Reconciliation of EBITDA with most directly comparable Italian GAAP measure (in millions of Euro)

                                                 -------------------------
De Rigo Group                                            2002        2001
                                                 -------------------------
Income from Operations                                   16.7        31.1
Amortization of goodwill                                  6.4         6.4
Amortization of other intangibles                         2.8         2.6
Depreciation                                             18.4        18.8
                                                 -------------------------
EBITDA                                                   44.3        58.9

                                                 -------------------------
Wholesale & Manufacturing Segment                        2002        2001
                                                 -------------------------
Income from Operations                                    7.2        11.8
Amortization of goodwill                                  0.3         0.3
Amortization of other intangibles                         1.0         0.6
Depreciation                                              3.0         3.3
                                                 -------------------------
EBITDA                                                   11.5        16.0

                                                 -------------------------
Retail Segment                                           2002        2001
                                                 -------------------------
Income from Operations                                   10.4        18.9
Amortization of goodwill                                  6.1         6.1
Amortization of other intangibles                         1.5         1.8
Depreciation                                             14.2        14.1
                                                 -------------------------
EBITDA                                                   32.2        40.9

                                                 -------------------------
EID Segment                                              2002        2001
                                                 -------------------------
Income from Operations                                   -0.9         0.4
Amortization of goodwill                                  0.0         0.0
Amortization of other intangibles                         0.3         0.2
Depreciation                                              1.2         1.4
                                                 -------------------------
EBITDA                                                    0.6         2.0

                                                 -------------------------
Dollond & Aitchison                                      2002        2001
                                                 -------------------------
Income from Operations                                    1.5        12.3
Amortization of goodwill                                  1.7         1.7
Amortization of other intangibles                         0.7         0.8
Depreciation                                              7.1         7.6
                                                 -------------------------
EBITDA                                                   11.0        22.4

                                                 -------------------------
General Optica                                           2002        2001
                                                 -------------------------
Income from Operations                                    8.9         6.6
Amortization of goodwill                                  4.4         4.4
Amortization of other intangibles                         0.8         1.0
Depreciation                                              7.1         6.5
                                                 -------------------------
EBITDA                                                   21.2        18.5

Reconciliation of Net Financial Position with most directly comparable Italian GAAP measure (in millions of Euro)
                                                 -------------------------
                                                         2002        2001
                                                 -------------------------
Cash and cash equivalents                                21.0        25.0
Marketable securities                                     1.9         1.8
Bank Borrowing                                          -85.2       -90.0
Current portion of long term debt                        -0.2        -0.5
Long term debt, less current portion                     -0.7        -0.8
                                                 -------------------------
Net Financial Position                                  -63.2       -64.5

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date:  April 15, 2003                                DE RIGO S.p.A.


                                                   By: /s/ Ennio De Rigo
                                                       -----------------
                                                       Ennio De Rigo
                                                       Chairman of the
                                                       Board of Directors